Southwestern Public Service Company
Tyler at Sixth Street
Amarillo, Texas 79101

July 27, 2011

  VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:	Southwestern Public Service Company
Registration Statement on Form S-3
File No. 333-174693

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Southwestern Public Service Company (the “Company”) hereby respectfully requests that the effective date of the above referenced Registration Statement be accelerated and that such Registration Statement be permitted to become effective by 4:00 p.m. Eastern Time on July 29, 2011, or as soon thereafter as possible.

In connection with this request, the Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

SOUTHWESTERN PUBLIC SERVICE COMPANY

/s/ Dave Sparby
By:	Dave Sparby
Its:	Vice President and Chief Financial Officer